Filed Pursuant to Rule 253(g)(2)

File No. 024-11298

REALTYMOGUL APARTMENT GROWTH REIT, INC.

SUPPLEMENT NO. 12 DATED OCTOBER 4, 2022

TO THE OFFERING CIRCULAR DATED DECEMBER 21, 2021

This document supplements, and should be read in conjunction with, the offering circular of RealtyMogul Apartment Growth REIT, Inc. (“we,” “our,” “us” or the “Company”), dated December 21, 2021 (the “Offering Circular”), as supplemented. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

●	Update the status of our follow-on offering;
●	Update our distributions;
●	Announce our net asset value as of September 30, 2022; and
●	Update our plan of operation.

Status of our Follow-on Offering

As previously discussed in the Offering Circular, we commenced our initial offering pursuant to Regulation A (the “Offering”) of $50,000,000 in shares of common stock on August 23, 2017. On December 23, 2020, we commenced our follow-on offering pursuant to Regulation A (the “Follow-on Offering”) (together with the Offering, the “Offerings”) of $43,522,230 in shares of common stock. We are continuing to offer in this Follow-on Offering up to $66,875,819 in our common stock, which represents the value of the stock available to be offered as of November 24, 2021 out of the rolling 12-month maximum offering amount of $75,000,000 in our common stock. As of August 31, 2022, we had raised total aggregate gross offering proceeds of approximately $53,495,000 and had issued approximately 5,187,000 shares of common stock in the Offerings, purchased by approximately 3,200 unique investors.

The Follow-on Offering is expected to terminate on or before December 23, 2023, unless extended by our board of directors, as permitted under applicable law and regulations.

Distributions

On June 22, 2022, our board of directors authorized a daily cash distribution of $0.0013783562 per share of the Company’s common stock to stockholders of record as of the close of business on each day of the period beginning July 1, 2022 and ending on July 31, 2022, beginning August 1, 2022 and ending on August 31, 2022 and beginning September 1, 2022 and ending on September 30, 2022 (each, a “Distribution Period”). Our board of directors expects that the distributions for the Distribution Periods will be paid on or before October 15, 2022.

This distribution equates to approximately 4.50% on an annualized basis assuming a $11.18 per share net asset value (“NAV”) the current purchase price effective July 1, 2022, calculated for the Distribution Periods beginning July 1, 2022 and ending on July 31, 2022, beginning August 1, 2022 and ending on August 31, 2022 and beginning September 1, 2022 and ending on September 30, 2022. The annualized basis return is not a guarantee or projection of future returns, and the board of directors may in the future declare lower distributions or no distributions at all for any given period.

Net Asset Value Per Share as of September 30, 2022

On September 29, 2022, our board of directors approved an estimated NAV per share of our common stock of $11.36 as of September 30, 2022. This NAV per share will be effective until updated by us on or about December 31, 2022, or within a commercially reasonable time thereafter, unless updated by us prior to that time.

Our NAV per share is calculated by the internal accountants or asset managers of Realty Mogul, Co. at the end of each fiscal quarter. The NAV per share calculation as of September 30, 2022 reflects the total value of our assets minus the total value of our liabilities, divided by the number of shares outstanding as of September 30, 2022.

As with any methodology used to estimate value, the methodology employed by Realty Mogul, Co.’s internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. Further, different parties using different assumptions and estimates could derive a different NAV per share, which could be significantly different from our calculated NAV per share. Our NAV will fluctuate over time and does not represent: (i) the price at which our shares would trade on a national securities exchange, (ii) the amount per share a shareholder would obtain if he, she or it tried to sell his, her or its shares or (iii) the amount per share shareholders would receive if we liquidated our assets and distributed the proceeds after paying all our expenses and liabilities. See the section of the Offering Circular, as supplemented, captioned “Risk Factors ‒ There can be no assurance that our NAV per share will be accurate on any given date particularly in light of COVID-19 pandemic.”

As previously disclosed, our offering price per share equals our most recently announced NAV per share. Accordingly, effective October 4, 2022, the offering price per share is $11.36, our NAV per share as of September 30, 2022. As previously disclosed, the price per share pursuant to our distribution reinvestment plan will equal our most recently announced NAV per share and any repurchases of shares made pursuant to our share repurchase program will be made at the most recent NAV per share (less any applicable discounts, as set forth in the Offering Circular). The price per share pursuant to our distribution reinvestment plan is $11.36 and repurchases of shares made pursuant to the share repurchase program will be made at $11.36.

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation – Results of Operations”:

As of September 30, 2022, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $234 million. Since inception, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $324 million. The aggregate value of all underlying properties in RealtyMogul Apartment Growth REIT, Inc. is based on the most recent internal valuations as of the end of the fiscal quarter upon which our most recently announced NAV per share is based pursuant to our valuation policies; provided, however, the aggregate value of any preferred equity investments is based on the most recent purchase price of the asset and the value of properties underlying investments acquired since the most recent NAV per share was announced are based on the most recent purchase prices. As with any methodology used to estimate value, the methodology employed by our affiliates’ internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. For more information, see the “Description of Our Common Stock – Valuation Policies.”

The following information supplements the section of our Offering Circular captioned “Plan of Operation – Acquisitions”:

Avon Place Apartments – Avon, Connecticut

As previously disclosed, on November 1, 2018, we acquired an interest in a joint-venture equity investment in connection with the acquisition and renovation of Avon Place Apartments, a Class B, garden-style apartment community in Avon, Connecticut (the “Avon Property”).

In connection with this equity investment, our manager, RM Adviser, LLC (“RM Adviser”), is entitled to a disposition fee in the amount of 1.0% of the gross sales price of the Avon Property paid by the special purpose entity that issued equity to us. In addition, pursuant to the terms of the operating agreement of the special purpose entity, as amended, RM Manager, LLC, an affiliate of RM Adviser, is entitled to a promoted interest in amounts equal to 6.75% and 10.8% of the special purpose entity’s distributable cash in certain circumstances. We are not entitled to such promoted interest.

On September 30, 2022, the Avon Property was sold. As a result of the business plan for the renovation of the Avon Property, since the Avon Property’s acquisition, 39 of the 164 units had been renovated. The exterior and common area improvements were completed, including painting all common areas and hallways, furnishing the pool area, as well as renovating the clubhouse/game room and kitchen. Since the Avon Property’s acquisition, the Avon Property’s average rent rate increased from $1,499/month as of November 2018 to $1,706/month upon the sale of the Avon Property, representing a 14% increase in rent rate.

The Avon Property was originally acquired for $24,000,000, or $146,341 per unit, and was sold for $33,750,000, or $205,793 per unit, reflecting a 40.6% increase in property value. The initial underwriting projected a property-level internal rate of return (“IRR”) of 25.4%, a 2.6x equity multiple and 8.3% average cash-on-cash return throughout a 5-year hold period. Based on the Avon Property’s sale price, we believe the Avon Property will achieve approximately a 19.3% property-level IRR, a 1.8x equity multiple and 6.6% average cash-on-cash return over the 3.9-year hold period.

In connection with the sale of the Avon Property, a disposition fee was paid to RM Adviser in the amount of $337,500.

The following information supplements the section of our Offering Circular captioned “Plan of Operation –Acquisitions”:

Terrace Hill – El Paso, Texas

As previously disclosed, on May 31, 2019, we acquired a $3,385,320 joint venture limited partnership equity investment in connection with the acquisition and renovation of a Class B 310-unit multifamily apartment complex in El Paso, Texas (the “Terrace Hill Property”). The sponsor of this transaction is RM Adviser.

In connection with this equity investment, the special purpose entity that issued equity to us paid the following fees, which fees were paid by the particular special purpose entity and not by us: (i) a 2.42% buyer’s broker fee was paid to Realty Mogul Commercial Capital, Co. (a licensed real estate sales broker affiliated and under common control with RM Adviser) (“RMCC”); (ii) an annualized .50% of Effective Gross Income (as defined below) asset management fee paid monthly to RM Adviser for asset management services related to the Terrace Hill Property; and (iii) upon the sale of the Terrace Hill Property, a 1.0% seller’s broker fee paid to RMCC. The term “Effective Gross Income” means the Terrace Hill Property’s potential gross rental income plus other income less vacancy and credit costs for any applicable period. Additionally, Jilliene Helman, CEO of RM Adviser, provided a partial personal guarantee of the loan that was secured by the Terrace Hill Property, and in return received a loan guarantee fee of 50 basis points of the principal amount of the loan.

In addition, pursuant to the terms of the operating agreement of the special purpose entity, as amended, RM Adviser is entitled to a promoted interest amounts equal to 25% and 50% of the special purpose entity’s distributable cash in certain circumstances. We are not entitled to such promoted interest.

On November 1, 2021, the Terrace Hill Property was sold. As a result of the business plan for the renovation of the Terrace Hill Property, since the Terrace Hill Property’s acquisition, 219 of the 310 units had been renovated, and renovation costs remained under budget. Of those 219 units, all were leased and achieved an average premium rent rate of $134/month over prior rent rates and within 4% of projected rent rates. The exterior capex work was completed, including HVAC conversion to refrigerated air, new roofs, new exterior paint, upgraded landscaping, pool renovation, re-purposing of an old tennis court to a new resident lounge area with a new basketball court and open grass area, new tables and benches, new BBQ grills, and low-flow toilets and showerheads retrofit. Since the Terrace Hill Property’s acquisition, the Terrace Hill Property’s average rent rate increased from $668/month at acquisition to $820/month upon the sale of the Terrace Hill Property, representing a 23% increase in rent rate.

The Terrace Hill Property was originally acquired for $18,700,000, or $60,323 per unit, and was sold for $27,325,000, or $88,145 per unit. The initial underwriting projected a property-level IRR of 17.4%, a 2.04x equity multiple and 8.05% average cash-on-cash return throughout a 5-year hold period. The Terrace Hill Property achieved approximately a 22.9% property-level IRR, a 1.63x equity multiple and 5.3% average cash-on-cash return.

In connection with the sale of the Terrace Hill Property, the seller’s broker fee was paid to RMCC in the amount of $273,250 and, as of the date of this filing, $910,289 was paid to RM Adviser in connection with the promoted interest.